Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017 ____________
TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

Direct Dial Number (212) 455-2516	E-mail Address BWells@stblaw.com

September 22, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackstone Private Equity Strategies Fund (TE) L.P.

Post Effective Amendment No. 1 to Registration Statement on Form 10-12G

Filed August 22, 2025 File No. 000-56742

Ladies and Gentlemen:

On behalf of Blackstone Private Equity Strategies Fund (TE) L.P. (the “Feeder”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) a post-effective amendment (“Post-Effective Amendment No. 2”) to the above-referenced Post Effective Amendment No. 1 to registration statement on Form 10-12G (the “Registration Statement”) filed with the Commission on August 22, 2025. The Feeder has revised the Registration Statement in response to the letter from the staff (the “Staff”) of the Commission’s Division of Corporate Finance, dated September 16, 2025 (the “Comment Letter”), related to the Registration Statement.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 2. Unless otherwise defined below, capitalized terms used below shall have the meanings given to them in Post-Effective Amendment No. 2. The responses and information described below are based upon information provided to us by the Feeder.

Securities and Exchange Commission	September 22, 2025

Post Effective Amendment No. 1 to Registration Statement on Form 10-12G

Page 20 – Unit Redemption Plan

1.

We note your disclosure to prior comment 13. We also note that you indicate that BXPE may redeem up to 3% of the limited partnership interests outstanding (either by number of units or the NAV). Please clarify whether the determination to limit repurchases to either measurement is at the option of the General Partner, the extent that the total number of units that may be repurchased are materially different based on the two potential measurements. Additionally, we note your reference on page 3 to the unit redemption plan which BXPE U.S. intends to implement, as well as your references on pages F-12 and F-30 to the repurchase program BXPE U.S. has implemented. Please revise your disclosure to clarify whether the redemption and repurchase plans are separate liquidity programs, or advise.

Response: The Feeder acknowledges the Staff’s comment and has revised its disclosure on page 122 to reflect that BXPE U.S. may redeem up to 3% of limited partnership interests outstanding solely by number of units.

The references to “unit redemption plan” on page 3 and “repurchase program” on pages F-12 and F-30 relate to a single liquidity program for unitholders of both BXPE U.S. and the Feeder. The Feeder will ensure that applicable disclosure in future filings under the Exchange Act consistently refers to the liquidity program as a “unit redemption plan.”

2.	Please clarify whether there is a scenario where a unitholder in the Feeder will not receive the cash value of their redeemed or repurchased BXPE U.S. units in a distribution from the Feeder.

Response: A Feeder investor will always receive the full cash value of their underlying BXPE U.S. units accepted for redemption, after adjusting for any Feeder-level assets, liabilities, expenses and the early redemption penalty (if applicable). As disclosed on page 5, the Feeder indirectly invests all or substantially all of its assets in BXPE U.S. Accordingly, the amount a Feeder investor receives upon redemption will reflect the Feeder’s net asset value per unit at the time of redemption which is based on the value of its holdings in BXPE US and any other assets on hand such as cash; as reduced for any Feeder-level expenses and liabilities.

Page 35 – Risk Factors

3.

Please include a risk factor: (1) stating that the Feeder (and any other applicable entity in the BXPE Fund Program) intends to rely on Section 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”), and that you intend to operate the BXPE Fund Program such that neither the program itself nor any participating pooled investment vehicles will be required to register as investment companies under the 1940 Act; and (2) describing the consequences to investors if the Feeder, BXPE U.S. and/or other participating vehicles were required to so register.

Securities and Exchange Commission	September 22, 2025

Response: The Feeder acknowledges the Staff’s comment and has added the following disclosure to pages 109 and 110.

Investment Company Act Registration. We are not subject to the provisions of the 1940 Act and we currently rely upon the exclusion from the definition of “investment company” set out in Section 3(c)(7) of the 1940 Act. Reliance on Section 3(c)(7) of the 1940 Act requires, among other things, that each purchaser be a “qualified purchaser.” A “qualified purchaser,” as such term is defined in the 1940 Act, including the rules and regulations thereunder, includes a natural person who owns not less than $5 million in investments or a company, acting for its own account or the accounts of other qualified purchasers, that owns and invests on a discretionary basis not less than $25 million in investments, and certain trusts. The subscription documents and partnership agreements will contain representations and restrictions on transfer designed to assure that the foregoing conditions are met.

Although the Sponsor intends to operate the BXPE Fund Program in a manner such that we will not be required to register as an investment company under the 1940 Act, a failure to maintain such conditions could result in us being required to register as an investment company, which could negatively impact the value of our Units. If we are required to register as an investment company under the 1940 Act, we may need to structure our holdings and business operations in a different manner, including restricting or limiting the scope of our operations or the types of acquisitions that we may make, modifying our organizational structure and tax treatment, or acquiring or disposing of assets that we might not have otherwise. We may incur additional costs and expenses and be subject to increased regulatory scrutiny as a result of such a change. Any adjustment in our business strategy, assets, tax treatment or other matters related to a change in our treatment under the 1940 Act could negatively impact the value of our Units.

Securities and Exchange Commission	September 22, 2025

Page 108 – Regulation with Respect to Private Funds and Investment Advisers

4.

On pages 108-109, in the risk factor titled “Regulation with Respect to Private Funds and Investment Advisers,” we note that your filing discloses several Commission rule proposals and some potential effects of those proposals, if adopted. Please note the Commission’s adoption on June 12, 2025 of a release withdrawing several proposed rules. See Withdrawal of Proposed Regulatory Actions, Release No. 33-11377 (June 12, 2025). This release formally withdrew certain notices of proposed rulemaking issued between March 2022 and November 2023. Please consider updating the risk factor disclosure to account for this 2025 Commission action.

Response: The Feeder acknowledges the Staff’s comment and has revised its disclosure on pages 108 and 109 accordingly.

***

Securities and Exchange Commission	September 22, 2025

Please call me (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells
Benjamin Wells

cc:

Ben Phippen, Securities and Exchange Commission

Marc Thomas, Securities and Exchange Commission

Madeleine Joy Mateo, Securities and Exchange Commission

Christian Windsor, Securities and Exchange Commission

Leon Volchyok, Blackstone Private Equity Strategies Fund (TE) L.P.

Kate O’Neil, Blackstone Private Equity Strategies Fund (TE) L.P.

Rajib Chanda, Simpson Thacher & Bartlett LLP

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